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                                                     FILED BY DOUBLECLICK INC.

                         PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                      AND DEEMED FILED PURSUANT TO RULE 14a-12

                                        OF THE SECURITIES EXCHANGE ACT OF 1934

                                            SUBJECT COMPANY:  DOUBLECLICK INC.
                                                 COMMISSION FILE NO. 000-23709

FOR IMMEDIATE RELEASE      CONTACT: Jennifer Blum
                                    DoubleClick (Press)
                                    212.381.5705
                                    jblum@doubleclick.net

                                    Ilona Nemeth
                                    DoubleClick (Investors)
                                    212.683.0001
                                    inemeth@doubleclick.net

   DOUBLECLICK INC. TO ACQUIRE NETCREATIONS IN $191 MILLION STOCK TRANSACTION

  -- Acquisition Creates Largest List Management Company with
                         22 Million Email Addresses --

NEW YORK, October 3, 2000 - DoubleClick Inc. (NASDAQ: DCLK), the leading global Internet advertising solutions company, today announced it has entered into a definitive agreement to acquire NetCreations, Inc. (Nasdaq: NTCR), a profitable company and leader in 100% opt-in email marketing, specializing in email address list management, brokerage and delivery, in a transaction currently valued at $191 million. The stock-for-stock transaction will create the worldwide leader in email list management, allowing marketers access to 22 million email addresses. The combined company, DoubleClick Inc., will now provide both opt-in and double opt-in email products to its client base.

NetCreations' PostMasterDirect.com, which contains 15 million double opt-in addresses and is growing at a rate of 50,000 new names each day, specializes in email address list management, brokerage and delivery. This transaction will allow NetCreations to tap into DoubleClick's sales force, while gaining the benefits of DoubleClick's scale, infrastructure and international presence. DoubleClick currently offers a suite of email solutions including List Services,








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consisting of over 7 million high quality opt-in based email names across a wide selection of content categories.

Under the terms of the agreement, DoubleClick will issue 0.41 shares of DoubleClick common stock for each share of NetCreations common stock. Based on the October 2, 2000 closing prices, this exchange ratio represents a per share price of $12.15, a 17% premium over NetCreations' 10-day average stock price. In addition, this 0.41 exchange ratio represents a 42% premium over the 10-day average exchange ratio. The closing of the transaction, which will be accounted for as a purchase, is subject to certain conditions, including regulatory approval and approval by NetCreations stockholders. The transaction is expected to be completed in the fourth quarter of 2000.

"NetCreations is not only a profitable company, but the clear market leader in email address list management and brokerage," said Kevin Ryan, CEO, DoubleClick. "NetCreations' strong customer base of over 350 sites and 15 million double opt-in email addresses, combined with DoubleClick's List Services product and infrastructure resources, ensures that we will have the ability to provide the broadest range of email marketing products in the business."

Through its PostMasterDirect.com service, NetCreations has sent email messages on behalf of over 2,000 direct marketing clients, ranging from large companies such as Dell Computer, Compaq, J. Crew and Ziff-Davis, to small retailers selling items over the Internet. NetCreations allows clients to conduct email campaigns to targeted consumers in its database of over 15 million opt-in email addresses. These addresses belong to Internet users who have given permission to receive email messages in one of 3,000 topics of interest. NetCreations manages opt-in email lists exclusively for more than 350 third-party Web sites including CNET, About.com, Network Solutions, CBS SportsLine, FortuneCity.com and internet.com.

"We are very excited to be part of a company that is unquestionably the leader in providing marketing solutions to Web publishers and advertisers," said Rosalind Resnick, Chairman and Chief Executive Officer, NetCreations. "Together we will be able to provide a suite of solutions that meet the needs of email marketers while respecting consumer privacy."

Upon closing, Ms. Resnick will serve as VP of Corporate Development, Email. In addition, she will work with DoubleClick's Privacy Advisory Board.

Robertson Stephens acted as financial advisor to NetCreations in this transaction.

ABOUT DOUBLECLICK INC.







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DoubleClick Inc. (www.doubleclick.net) is a leading provider of comprehensive global Internet advertising solutions for marketers and Web publishers. Combining technology, media and data expertise, DoubleClick centralizes planning, execution, control, tracking and reporting for online media campaigns. DoubleClick Inc. has Global headquarters in New York City and maintains over 40 offices around the world.

ABOUT NETCREATIONS

NetCreations, Inc. (Nasdaq: NTCR), the leader in 100% Opt-In'r' email marketing services, specializes in email address list management, brokerage and delivery. Through its PostMasterDirect.com service, NetCreations has conducted marketing campaigns on behalf of over 2,000 direct marketing clients to targeted consumers in its database of over 15 million 100% Opt-In'r' email addresses. These addresses belong to Internet users who have requested promotional information related to specific topics of interest (opt in) and confirmed their request (double opt in). NetCreations manages opt-in email lists for more than 350 third-party Web sites including internet.com, About.com, Lucky Surf.com, CNET and FortuneCity.com. NetCreations protects the privacy of consumers on the Internet by not disclosing email addresses or any other personally identifiable information to direct marketers.

                                      # # #

DoubleClick will be hosting a conference call at 10am EST this morning to further discuss this transaction. The call will simultaneously be hosted on DoubleClick's Web site at www.doubleclick.net under the Investor Relations section.

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing, the expected benefits of the merger, the ability of the combined company to successfully develop and supply products after the merger, and the future growth of the markets served by the companies. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and NetCreations will file a proxy statement with the SEC in connection with the Merger, and that DoubleClick and NetCreations will mail a Proxy Statement/Prospectus to stockholders of NetCreations containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, NetCreations, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick








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by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free copies of the Proxy Statement/Prospectus, once available, and NetCreations other SEC filings may be obtained from NetCreations, Inc. by directing a request through the Investors Relations portion of NetCreations, Inc.'s website at http://www.netcreations.com or by mail to NetCreations, Inc. 379 West Broadway, Suite 202, New York, NY 10012 Attention: Investor Relations,
Telephone: (212) 625-1370.

         In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and NetCreations file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or NetCreations at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and NetCreations, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: NetCreations, Inc. and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from NetCreations, Inc.'s stockholders in favor of the adoption of the merger agreement. A description of any interests that NetCreations, Inc.'s and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.


                            STATEMENT OF DIFFERENCES
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The registered trademark symbol shall be expressed as....................... 'r'